PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(3)
(To prospectus dated August 9, 2006)	Registration No. 333-134006

MOUNTAIN VALLEY BANCSHARES, INC.
800,000 Shares of Common Stock

     This prospectus supplement supplements the prospectus dated August 9, 2006 relating to the offer and sale by Mountain Valley Bancshares, Inc. of up to 800,000 shares of common stock. The purpose of this supplement is to inform you of certain developments about our expansion plans and, consequently, our intended use of proceeds from the offering. This supplement should be read together with, and may not be delivered or utilized without, the original prospectus. The information contained in this supplement is qualified by reference to the original prospectus, except to the extent that the information in this supplement updates or supersedes the information contained in the original prospectus. In particular, you should read this supplement in conjunction with the section of the original prospectus entitled “Cautionary Statement about Forward-Looking Statements.”
     We disclosed in the original prospectus that we were exploring the possibility of opening new offices in high growth areas in Northern Georgia. One area that our board has focused on is Jackson County, which is located along the I-85 corridor approximately 60 miles Northeast of Atlanta and 45 miles South of our main office in Cleveland. We recently opened a loan production office in Jefferson, which serves as the Jackson County seat. This office is run by Jim Shaw. Prior to joining our organization, Mr. Shaw served as president and chief banking officer for nBank, N.A. from 2003 to 2006 and as president and chief executive officer of Regions Bank Jackson County from 1996 to 2003.
     In order to foster an entrepreneurial atmosphere in the Jackson County market, we intend to seek regulatory approvals to open a stand-alone subsidiary bank located in Jefferson. If we obtain the necessary approvals and open the proposed bank, it would operate under its own charter with its own board of directors. Although its business would be substantially the same as the business of our existing bank subsidiary, the new bank would be a separate and distinct legal entity. We have not yet assembled a board of directors for the proposed bank. However, we anticipate that Mr. Shaw would serve as a director and as the bank’s president and chief executive officer.
     As noted above, our ability to open a separate bank subsidiary will be subject to regulatory approvals. Specifically, we will need the approvals of the Federal Reserve, the Georgia Department of Banking and Finance, and the FDIC. At this time, we have not prepared or submitted the necessary applications for these approvals. We cannot assure you that we will be able to obtain these approvals. Even if we do, the approvals may impose substantial conditions. If we do not obtain the necessary approvals or chose to abandon our pursuit of a separate bank subsidiary for other reasons, then we may explore alternative options to expand into the Jackson County market, such as opening a full-service branch of our existing bank. While a new branch would also be subject to regulatory approval, the application process for a new branch is far less onerous and time-consuming than the application process for a new bank charter.
     If we open a new bank subsidiary we expect to have to contribute a substantial amount of capital into the new bank. At present, we intend to seek regulatory approval to open the new bank with between $5-7 million in capital. We believe that banking regulators would generally require a new bank opening in a market such as Jackson County to raise a larger amount of capital. We hope, however, to be able to initially open the new bank with less capital based on a commitment that we would inject further capital into the new bank if that becomes necessary. In any case, if we proceed with the opening of a new bank, we expect that a large portion of the proceeds of this offering will be used to capitalize the bank. The costs associated with opening a branch, as compared to a new bank, would be substantially less. Therefore, if banking regulators require us to contribute a higher level of capital to the proposed bank than we wish to commit, we may abandon our efforts to open the new bank and instead seek approval for a branch of our existing bank.
     We continue to explore the possibility of expanding into other high growth areas in Northern Georgia and will seek to do so if we believe that such expansion is in the best interests of our shareholders. To the extent that the net proceeds from this offering are not used to expand into new markets (either through the opening of new subsidiary banks or branches of our existing bank), we expect that the net proceeds will be used to expand our business from our existing locations.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the securities offered by the prospectus and this supplement or determined if the prospectus and this supplement are truthful or complete. Any representation to the contrary is a criminal offense.

Mountain Valley Bancshares, Inc.
136 North Main Street
Cleveland, Georgia
(706) 348-6822
     The date of this prospectus supplement is October 4, 2006